FINANCIAL STATEMENTS AND
          REPORT OF INDEPENDENT
      CERTIFIED PUBLIC ACCOUNTANTS
         THE UNITIL CORPORATION
              TAX DEFERRED
       SAVINGS AND INVESTMENT PLAN
    December 31, 1996, 1995 and 1994




                            C O N T E N T S


                                                                   Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                   3

FINANCIAL STATEMENTS

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS -
         DECEMBER 31, 1996, 1995 AND 1994                            4

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
         BENEFITS - YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994     7

     NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULES

     INDEPENDENT AUDITORS' REPORT                                   17

     ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES -
                             DECEMBER 31, 1996                      18

     ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                  WHICH WERE BOTH ACQUIRED AND DISPOSED OF WITHIN
                  THE PLAN YEAR - DECEMBER 31, 1996                 23

     ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS                 31


                            C O N T E N T S


                                                                   Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                   3

FINANCIAL STATEMENTS


     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS -
         DECEMBER 31, 1996, AND 1995                                 4

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
         BENEFITS - YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994     6

     NOTES TO FINANCIAL STATEMENTS                                   9



       Report of Independent Certified Public Accountants


Administrator of
The UNITIL Corporation Tax Deferred
  Savings and Investment Plan


            We   have  audited  the  accompanying  statements  of   net
assets available for benefits of The UNITIL Corporation Tax Deferred Savings and Investment Plan as of December 31, 1996 and
1995, and   the   related  statements  of  changes  in   net   assets
available for benefits for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

            We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

            In  our  opinion,  the  financial  statements  referred  to above present fairly, in all material respects, the net assets available for benefits of The UNITIL Corporation Tax Deferred Savings and Investment Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.




Boston, Massachusetts
June 13, 1997



        The UNITIL Corporation Tax Deferred Savings and Investment Plan

                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                December 31, 1996

                                  UNITIL                                                       Putnam             Putnam
                               Corporation           Putnam     Putnam     Putnam    Putnam     New             International
                                 Stock       Loan    Growth &   Stable     Voyager   Income  Opportunity  S & P  Growth
                                  Fund       Fund    Income    Value Fund    Fund      Fund     Fund       500     Fund     Total
Guaranteed insurance contracts                               $2,511,392                                                  $ 2,511,392

Participant Loan Receivable              $434,518                                                                            434,518

Investments at market value                       $2,303,335            $3,832,771 $152,272  $510,958  $156,885 $128,688   7,084,909

Employer securities (UNITIL
  Common stock at market
   value)                    $2,813,376                                                                                    2,813,376

Net assets available for
   benefits                  $2,813,376  $434,518 $2,303,335 $2,511,392 $3,832,771 $152,272  $510,958  $156,885 $128,688 $12,844,195


The accompanying notes are an integral part of this statement.



          The UNITIL Corporation Tax Deferred Savings and Investment Plan

                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                December 31, 1995

                                                                                                        UNITIL
                                                                         Fidelity        Fidelity     Corporation
                                             Loan Fund        GIC        Puritan         Magellan     Stock Fund       Total
Cash and cash equivalents                                 $    6,364                                  $         29   $     6,393

Guaranteed insurance contracts                             2,497,528                                                   2,497,528

Participant loan receivable                  $406,491                                                                    406,491

Interest and dividends receivable                                167     $        8     $       15                           190

Investments at market value                                               1,707,383      3,729,746                     5,437,129

Employer securities (UNITIL
 Common stock at market value)                                                                           2,608,791     2,608,791

         Net assets available for benefits   $406,491     $2,504,059     $1,707,391     $3,729,761      $2,608,820   $10,956,522


The accompanying notes are an integral part of this statement.



         The UNITIL Corporation Tax Deferred Savings and Investment Plan

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      For the year ended December 31, 1996

                                                                                      UNITIL
                                                             Fidelity     Fidelity    Corporation      Loan
                                                  GIC        Puritan      Magellan    Stock Fund       Fund
Assets
Additions to net assets attributed to:
  Investment income
  Interest                                  $    88,718    $    1,107  $    2,203    $      358   $  32,859
  Dividends                                       -            29,077     609,825       174,515
  Other receipts                                                                            340
  Net appreciation/(depreciation) in
   fair value of investments                      -            54,356    (562,265)     (152,561)       -
                                                 88,718        84,540      49,763        22,652      32,859
  Contributions:
    Participants'                                92,252       100,678     193,518       164,120
    Employers'                                   35,001        32,618      75,431        68,573
    Rollovers                                                  42,843       2,792        88,859
    Transfer from BankBoston                       -             -            -       2,809,892     454,124
                                                127,253       176,139     271,741     3,131,444     454,124
          Total additions                       215,971       260,679     321,504     3,154,096     486,983

Deductions
Deductions from net assets attributed to:
 Benefits  paid to participants                 (17,707)      (17,875)    (50,084)     (137,978)
 Other                                               (6)                                     (2)   (103,818)
 Transfer to Putnam                          (2,616,342)   (1,922,154) (3,980,377)   (2,809,892)   (454,124)
     Total deductions                        (2,634,055)   (1,940,029) (4,030,461)   (2,947,872)   (557,942)

Net increase (decrease) prior to interfund
  transfers                                  (2,418,084)   (1,679,350) (3,708,957)      206,224     (70,959)
Interfund transfers                             (85,975)      (28,041)    (20,804)       (1,668)     98,986

    Net (decrease)/increase                  (2,504,059)   (1,707,391) (3,729,761)      204,556      28,027

Net assets available for benefits:
  Beginning of year                           2,504,059     1,707,391   3,729,761     2,608,820     406,491

  End  of year                               $       -     $       -   $       -     $2,813,376    $434,518


                                                                                              New             International
                                             Growth        Stable      Voyager    Income  Opportunity   S & P   Growth
                                            and Income    Value Fund     Fund      Fund      Fund        500     Fund    Total
Assets
Additions to net assets attributed to:
  Investment income
  Interest                                  $   11,012  $   38,501    $     136  $     13  $   145  $     16  $     15   $  175,083
  Dividends                                    160,061      36,544      246,303     1,906    2,446     -         1,480    1,262,157
  Other receipts                                             1,151                                                            1,491
  Net appreciation/(depreciation) in
   fair value of investments                    49,113       -         (224,215)     (943)  (5,459)    6,103     4,315    ( 831,556)
                                               220,186      76,196       22,224       976   (2,868)    6,119     5,810      607,175
  Contributions:
    Participants'                               61,790      30,252      133,349    18,381  138,360    24,943    31,943      989,586
    Employers'                                  21,259      11,635       46,884     6,278   46,230     8,655    11,146      363,710
    Rollovers                                   20,220      20,224       51,622     2,378   48,094    24,494    25,476      327,002
    Transfer from BankBoston                 1,922,154   2,616,342    3,980,377      -          -        -        -      11,782,889
                                             2,025,423   2,678,453    4,212,232    27,037  232,684    58,092    68,565   13,463,187
          Total additions                    2,245,609   2,754,649    4,234,456    28,013  229,816    64,211    74,375   14,070,362

Deductions
Deductions from net assets attributed to:
 Benefits  paid to participants                (29,673)     (3,096)     (36,934)      (13)    (645)     -         (772)    (294,777)
 Other                                            (191)         (9)        (849)       (6)     (65)     -          (77)    (105,023)
 Transfer to Putnam                               -            -            -           -        -      -          -    (11,782,889)
     Total deductions                          (29,864)     (3,105)     (37,783)      (19)    (710)     -         (849) (12,182,689)

Net increase (decrease) prior to interfund
  transfers                                  2,215,745   2,751,544    4,196,673    27,994  229,106    64,211    73,526    1,887,673
Interfund transfers                             87,590    (240,152)    (363,902)  124,278  281,852    92,674    55,162          -

Net (decrease)/increase                      2,303,335   2,511,392    3,832,771   152,272  510,958   156,885   128,688    1,887,673


Net assets available for benefits:
 Beginning of year                                -            -           -          -         -          -         -   10,956,522
 End  of year                               $2,303,335  $2,511,392   $3,832,771  $152,272 $510,958  $156,885  $128,688  $12,844,195

The accompanying notes are an integral part of this statement.



          The UNITIL Corporation Tax Deferred Savings and Investment Plan

              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                           For the year ended December 31, 1995

                                                                                                              UNITIL
                                                         Loan                   Fidelity     Fidelity      Corporation
                                                         Fund       GIC         Puritan      Magellan      Stock Fund       Total
Assets
Additions to net assets attributed to:
 Investment Income
 Interest                                             $ 20,300   $ 139,508     $      201   $     429       $       69   $   160,507
 Dividends                                                                         45,147      24,037          151,356       220,540
                                                        20,300     139,508         45,348      24,466          151,425       381,047

   Net appreciation in fair value of investments                                  233,806     934,626          561,927     1,730,359

Contrbutions:
 Participants                                                      200,737        175,177     297,598          156,011       829,523
 UNITIL Corporation                                                 64,925         48,917     119,180           69,672       302,694
 Rollovers                                                           3,528         15,937      61,238            7,759        88,462
                                                                   269,190        240,031     478,016          233,442     1,220,679

   Total additions                                      20,300     408,698        519,185   1,437,108          946,794     3,332,085

Deductions
Deductions from net assets attributed to:
Distributions
 Benefits paid to participants                                     181,029         94,780     123,200          110,171       509,180
 Distributions in stock                                                                                         80,761        80,761
 Other                                                                   7              7          15                             29
   Total deductions                                                181,036         94,787     123,215          190,932       589,970

   Net increase prior to interfund transfers            20,300     227,662        424,398   1,313,893          755,862     2,742,115
   Inter-fund transfers                                 10,512     138,122        112,027    (244,395)         (16,266)        -

   NET INCREASE                                         30,812     365,784        536,425   1,069,498          739,596     2,742,115

Net assets available for benefits at beginning of year 375,679   2,138,275        1,170,966   2,660,263      1,869,224     8,214,407

Net assets available for benefits at end of year      $406,491  $2,504,059       $1,707,391  $3,729,761     $2,608,820   $10,956,522

The accompanying notes are an integral part of this statement.


         The UNITIL Corporation Tax Deferred Savings and Investment Plan

             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                        For the year ended December 31, 1994

                                                                                                                 UNITIL
                                                         Loan                      Fidelity    Fidelity     Corporation
                                                         Fund          GIC         Puritan     Magellan     Stock Fund       Total

Income
 Interest                                             $ 21,588    $  108,501   $       69    $     165    $       48     $  130,371
 Dividends                                                                         37,109        4,491       131,590        173,190
                                                        21,588       108,501       37,178        4,656       131,638        303,561

Net appreciation in fair value of investments                                     (19,765)     (64,290)     (359,654)      (443,709)

Contribution
 Participants                                                        174,229      155,036      321,079       182,376        832,720
 UNITIL Corporation                                                   51,576       40,226      113,925        74,659        280,386
 Rollovers                                                                                      13,098        13,098         26,196
 Other                                                                    42                                                     42
                                                                     225,847      195,262      448,102       270,133      1,139,344
Transfer from Fitchburg Gas and Electric Light
 Company Union Tax Deferred Savings and
 Investment Plan (note G)                                9,049       232,646      253,594      175,394       376,618      1,047,301

     Total additions                                    30,637       566,994      466,269      563,862       418,735      2,046,497

Distributions
 Benefits to participants                                             14,345        9,563       51,649        83,826        159,383
 Distributions in stock                                                                                       51,140         51,140
 Other                                                                     6            5           10             3             24
     Total deductions                                                 14,351        9,568       51,659       134,969        210,547

     Net increase                                       30,637       552,643      456,701      512,203       283,766      1,835,950
     Inter-fund transfers                               62,137       (82,670)     (24,459)      38,343         6,649            -
                                                        92,774       469,973      432,242      550,546       290,415      1,835,950

Net assets available for benefits at beginning of year 282,905     1,668,302      738,724    2,109,717     1,578,809      6,378,457

Net assets available for benefits at end of year      $375,679    $2,138,275   $1,170,966   $2,660,263    $1,869,224     $8,214,407

The accompanying notes are an integral part of this statement.




      The UNITIL Corporation Tax Deferred Savings and Investment Plan

                       NOTES TO FINANCIAL STATEMENTS

                     December 31, 1996, 1995 and 1994


NOTE A - DESCRIPTION OF PLAN

 The following description of The UNITIL Corporation and subsidiaries (the "Company") Tax Deferred Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  General

   The Plan is a defined contribution plan covering substantially all full-time employees of the Company and its' wholly owned subsidiaries UNITIL Service Corporation, Concord Electric Company, Exeter and Hampton Electric Company and Fitchburg Gas and Electric Light Company (the "subsidiaries"), who satisfy the eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   During the Plan year, the Plan Administrator directed the transfer of all Plan assets from the Bank of Boston to Putnam Investments (Putnam). The transfer was made as a result of a change in custodianship of the assets.

  Contributions

   A member may authorize a Basic Employee Contribution from 1% to 12% with a maximum contribution not to exceed $9,500 for 1996.

   The Employer shall contribute as of December 31, of each plan year from current or accumulated net profits on behalf of each member participating in the Plan on December 31, of each plan year, an amount equal to 100% of the first 3% of salary the employee puts into the plan (except Fitchburg Gas and Electric Light Company Union Employees whose matching is as follows: first year 1%, second year 2%, third year and after 3%).

  Participant Accounts

   Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged (as applicable) with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The Plan administrator will pay for substantially all expenses of the Plan.


      The UNITIL Corporation Tax Deferred Savings and Investment Plan

                 NOTES TO FINANCIAL STATEMENTS - CONTINUED

                     December 31, 1996, 1995 and 1994


NOTE A - DESCRIPTION OF PLAN - Continued

  Vesting

   Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after three years of credited service. If a participant terminates employment for any reason other than disability or retirement, he will be entitled to the full amount of contributions he has deposited, plus a percentage of his account balance derived from employer contributions based upon the following schedule:

     Year of Service                                        % Vested

       0-1                                                     0%
       1-2                                                    33%
       2-3                                                    67%
         3+                                                  100%

   A member will become 100% vested in his account as a result of disability, death or retirement.

  Participant Loans Receivable

   Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Net loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms range from 1-5 years or up to 25 years for the purchase of primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus one percent (1%). Principal and interest is paid ratably through monthly payroll deductions.

  Payment of Benefits

   On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a fixed number of calendar quarters or years.

 Forfeitures

  A member who terminates his employment prior to becoming eligible for benefits and does not have a 100% vested right to Company contributions, forfeits the amounts not vested. Such forfeited amounts are used to reduce future Company contributions.
      The UNITIL Corporation Tax Deferred Savings and Investment Plan

                 NOTES TO FINANCIAL STATEMENTS - CONTINUED

                     December 31, 1996, 1995 and 1994


NOTE A - DESCRIPTION OF PLAN - Continued

 Investment Option: Upon enrollment and reenrollment, each participant shall direct that his contributions are to be invested in accordance with any of the following investment options.

  Guaranteed  Investment  Fund  (GIC):  This fund  invested  in  guaranteed
  insurance   contracts   with  various  insurance  companies   and   banks
  (available up to June 30, 1996).

  Fidelity  Puritan  Fund:   This  fund  invested  in  various  investments
  including common stocks and bonds and placed an emphasis on income and stability (available up to June 30, 1996).

  Fidelity  Magellan  Fund:   This fund invested  in  common  stocks  which
  placed   more  emphasis  on  investment  return  and  less  on  stability
  (available up to June 30, 1996).

  UNITIL Corporation Common Stock Fund (UNITIL Corporation, no par value common stock).

  Putnam S & P 500: This fund invests primarily in publicly traded common stocks, to achieve a return that closely approximates the return of the Standard & Poors 500- composite stock price index.

  Putnam Stable Value Fund: This fund invests in high-quality guaranteed investment contracts (GIC's) issued by insurance companies and banks with the objective to achieve a high current income.

  Putnam  Income  Fund:   This fund invests in debt  securities,  including
  both  government and corporate obligations, preferred stocks and dividend
  - paying common stocks.

  Putnam Fund for Growth and Income: This fund seeks capital growth and current income by investing primarily in common stocks that offer potential for capital growth and current income.

  Putnam  New  Opportunities  Fund:   This  fund  seeks  long-term  capital
  appreciation through the investment in common stocks with the potential of above-average long-term growth.

  Putnam Voyager Fund: This fund seeks capital appreciation for investors willing to assume above-average risk in return for above-average capital growth potential.

  Putnam International Growth Fund: This fund seeks capital appreciation by investing primarily in equity securities of companies located in a country other than the United States.

      The UNITIL Corporation Tax Deferred Savings and Investment Plan

                 NOTES TO FINANCIAL STATEMENTS - CONTINUED

                     December 31, 1996, 1995 and 1994


NOTE A - DESCRIPTION OF PLAN - Continued

 Participants may change their investment options daily.


NOTE B - SUMMARY OF ACCOUNTING POLICIES

 Effective Date

  The Plan's effective date is July 1, 1987, as amended effective May 8, 1992 and January 1, 1994. The Plan as amended effective May 8, 1992, provided for the merger of the Fitchburg Gas and Electric Tax Deferred Savings and Investment Plan with The Plan. The Plan as amended effective January 1, 1994, provided for the merger of the Fitchburg Gas and Electric Light Company Union Tax Deferred Savings and Investment Plan into the Plan.

 Basis of Accounting

  The financial statements of the Plan are prepared under the accrual method of accounting.

 Management Estimates

  In preparing the financial statements in conformity to Generally Accepted Accounting Principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Investment Valuation and Income Recognition

  The Plan is administered by a trustee. The Plan's investments (including investments bought, sold and held during the year) are carried at current fair value. The difference between current fair value and the cost of investments are included in net appreciation or (depreciation) in fair value of investments.

      The UNITIL Corporation Tax Deferred Savings and Investment Plan

                 NOTES TO FINANCIAL STATEMENTS - CONTINUED

                     December 31, 1996, 1995 and 1994


NOTE B - SUMMARY OF ACCOUNTING POLICIES - Continued

  Purchases  and  sales of securities are recorded on a  trade-date  basis.
  Interest  income  is  recorded  on  the  accrual  basis.   Dividends  are
  recorded on the ex-dividend date.

 Payment of Benefits

  Benefits are recorded when paid.

 Eligibility

  Employees are eligible for membership on either January 1 or July 1 coincident with or the next day following on which they have both:

   (1)  Attained the age of 18, and
   (2)  Completed 1000 hours of credited service

 Normal Retirement Date

  A participant's normal retirement benefit date is the date he/she reaches his/her 65th birthday or, if later, the 10th anniversary of the date he/she becomes a participant.


NOTE C - INVESTMENT CONTRACT WITH INSURANCE COMPANY

 The Plan entered into an investment contract with three insurance companies (the "Companies"). The Companies maintain the contributions in a pooled account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by the insurance companies. The contract is included in the financial statements at contract value, as reported to the Plan by the Companies. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses , because it is fully benefit responsive.


      The UNITIL Corporation Tax Deferred Savings and Investment Plan

                 NOTES TO FINANCIAL STATEMENTS - CONTINUED

                     December 31, 1996, 1995 and 1994


NOTE D - PLAN TERMINATION

 Although  it  has not expressed any intent to do so, the Company  has  the right under the Plan to terminate the Plan at any time subject to the provision of ERISA with respect to its employees by a written resolution with a copy delivered to the trustee. In the event of a Plan termination, participants will become fully vested in their accounts.


NOTE E - DETERMINATION LETTER

 The Internal Revenue Service has determined and informed the Company by a letter dated May 9, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).


NOTE F - TRANSFER OF THE FITCHBURG GAS AND ELECTRIC LIGHT COMPANY UNION
          TAX DEFERRED SAVINGS AND INVESTMENT PLAN AND TAX DEFERRED SAVINGS AND INVESTMENT PLAN

 The Fitchburg Gas and Electric Light Company Union Tax Deferred Savings and Investment Plan has been incorporated into The Plan as of January 1, 1994. As of January 1, 1994 $1,047,301 was transferred into this Plan.

 In 1992, the Fitchburg Gas and Electric Light Company ESOP Plan had been incorporated into the Fitchburg Gas and Electric Light Company Union Tax Deferred Savings and Investment Plan (which as noted above has subsequently been merged into the UNITIL Corporation Tax Deferred Savings and Investment Plan). The investment instruments as of May 1, 1989, were transferred into the Plan as the Frozen ESOP Fund which is included in the UNITIL Corporation Stock Fund and will be distributed in accordance with the original Plan.

 The Fitchburg Gas and Electric Light Company became a wholly-owned subsidiary of The UNITIL Corporation as a result of a merger which occurred in 1992.





                          SUPPLEMENTAL SCHEDULES






                  Independent Auditors' Report


Administrator of
The UNITIL Corporation Tax Deferred
 Savings and Investment Plan


           Our  audits  were  performed  for  the  purpose  of  forming  an

opinion  on  the  basic  financial  statements  taken  as  a  whole.    The

supplemental   schedules  of  assets  held  for  investment  purposes   and

schedule   of  reportable  transactions  are  presented  for  the   purpose

of   additional  analysis  and  are  not  a  required  part  of  the  basic

financial   statements   but   are   supplementary   information   required

by   the   Department  of  Labor's  Rules  and  Regulations  for  Reporting

and   Disclosure  under  the  Employee  Retirement  Income   Security   Act

of   1974.   The  supplemental  schedules  have  been  subjected   to   the

auditing   procedures  applied  in  the  audits  of  the  basic   financial

statements,   in   our  opinion,  are  fairly  stated   in   all   material

respects  in  relation  to  the  basic  financial  statements  taken  as  a whole.






Boston, Massachusetts
June 13, 1997